May 29, 2007

Mail Stop 4561

By U.S. Mail and facsimile to 1-44-20-7710-4994

John H. Doulamis
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG, England

Re: Banco Bilbao Vizcaya Argentaria, S.A.
Form 20-F filed July 7, 2006
File No. 001-10110

Dear Mr. Doulamis:

We have reviewed the referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We may also have additional comments due to ongoing consultations with the Office of the Chief Accountant of the Commission and with international accounting regulatory agencies.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year ended December 31, 2005

Note 2, Basis of Consolidation, accounting policies and measurement basis applied, page F-12
Note 2.2.c.4), Financial Instruments, Impairment, page F-18

1.   We refer to your response to Comment 29 that the use of the *expected loss concept*
        relates only to your internal risk models and <u>does not apply to IFRS</u>. We further note:

        •   On page 13 of your response to Comment 31 that you do not use the *expected loss
            concept* to calculate your provisions under IFRS which are based on the *incurred loss
            model* required by the Bank of Spain Circular 4/2004 (the Circular 4/2004).

        •   The statement on pages 24 and 25 of your response to Comment 42 that to determine
            the appropriate loan loss model under US GAAP, you modify the internal risk models
            based on the expected loss concept to convert the results into an incurred loss basis.

        Please revise Note 62.A).7 Loan Adjustments on page F-120 in future filings to clearly
        describe how you use the *expected loss concept* to arrive at an *incurred loss* based
        allowance for loan losses both under IFRS and US GAAP.

2.   We refer to the second paragraph on page 12 of your response to Comment 30 that states
        the Bank of Spain requires the total balance of the allowance remain within a range of
        between 33% and 125% of the historical inherent loss amount determined through the
        statistical methodology using alpha and beta parameters established in paragraph 29.b) of
        Annex IX of the Circular 4/2004.   Please explain to us how these limits determined by
        the Bank of Spain result in a "best estimate" amount under paragraph AG86 of IAS 39.
        Consider in your response the following:

        •   Formula based or statistical approaches are permissible under paragraph AG92 of
            IAS 39 but should not give rise to an impairment loss on <u>initial recognition </u>of a
            financial asset.

        •   The <u>minimum</u> parameter of 33% for the general loan loss allowance required by the
            Bank of Spain appears to anticipate the recognition of impairments of the loan
            portfolio of individual banks even though their historical loan loss data may not
            evidence impairment. Refer to paragraph 59 of IAS 39 that states losses expected as
            a result of future events, no matter how likely, are not recognized.

        •   The <u>maximum </u>parameter of 125% for the general loan loss appears to put a cap on
            the "best estimate" requirements of paragraph AG86 of IAS 39 with respect to banks
            that are have material loan loss concerns not allocable to specific loans such as
            industry-wide or regional credit risks.

3.   Please tell us and revise future filings to describe your loan loss methodology for
        determining <u>specific allowances</u> for credit loss attributable to unsecured and secured
        transactions based on the guidance in paragraph 17 of Annex IX of the Circular 4/2004.

4.   With respect to your loan loss methodology for determining specific allowances for
        credit attributable to unsecured and secured transactions, explain to us how you
        determined that the application of the <u>minimum</u> allowance percentages based on the
        length of time of impairment as opposed to a transaction or client specific factors results
        in an allowance determined in accordance with IFRS and US GAAP.

5.   Tell us and revise future filings to discuss how the Company has applied the statistical
        methodologies and internal risk models from the Circular 4/2004 in determining an
        allowance for loan losses attributable to its international operations.

6.   We refer to the fourth paragraph on page 12 of your response to Comment 30 that states
        the Bank of Spain has not yet verified your internal credit risk models. Please tell us the
        following:

        •   The current status of the Bank of Spain's review of your internal risk models and the
            estimated time frame for implementing the internal model once it is approved.

        •   Whether the Company expects to record any difference in the allowance for loan
            losses <u>under IFRS</u> as a result of changing from the statistical provisioning model
            presently required by the Bank of Spain to the use of the internal risk models after
            they are approved by the Bank of Spain.

        •   In the event you expect to record a significant difference tell us how you expect to
            account under IFRS for this accounting change.

        •   Whether the Company expects that there will continue to be a difference between
            IFRS and US GAAP with respect to the allowance for loan losses after the Bank of
            Spain approves your internal risk model using the modified expected loss concept
            described in your response to our previous comment 42.

7.   Regarding your determination of the general loan loss allowance, we refer to the
        penultimate paragraph on page 11 of your response to our previous comment 30 that you
        apply the percentages indicated by the Bank of Spain which are based on their deep
        information and experience of the Spanish banking sector. Tell us why you consider the
        use of "peer group" statistical percentages of the Spanish banking sector qualifies as a
        "best estimate" of the loan impairment loss of the Company based on the guidance in
        paragraph AG86 of IAS 39. It appears to us that the extensive historical loss experience
        of the Company would preclude the use of peer group data under paragraph AG89 of IAS
        39.

8.   Tell us how you implemented the following requirements of the Circular 4/2004 in your determination of the allowance for loan losses under IFRS:

- Paragraph D) 22, "Methods of estimating impairment losses" of the Circular 4/2004 that the methodology for estimating impairment losses requires <u>taking into account the influence of business cycles</u> and how default experience changes over business cycles.

- Paragraph 13.b of Annex IX of the Circular 4/2004 that the model should <u>span a complete business cycle</u> and not be skewed by any growth in business that affects their representativeness.

Provide us with an example as to how the influence of business cycles is factored into the methodology required by the Bank of Spain and in your internal risk models. Explain how the consideration of the business cycle in your loan loss allowance is compatible with the "best estimate" requirements of paragraph AG86 of IAS 39.

<u>Note 2.2.f), Pension commitments and other commitments to employees, page F-22</u>

9.   In your response to our previous comment 38 you state that other than post-employment benefits covered by insurance contracts the rest of the pension commitments in Spain are reported as unfunded because the assets assigned to pension obligations <u>did not qualify to be considered plan assets</u>. We further note on page F-80 that you report "internal provisions" as funding sources for your pension and similar obligations in Spain totaling EUR 6.225 billion in 2006.Please provide us with the following information:

- Explain to us how you determined that "internal provisions" qualify as funding sources for pensions and similar obligations under IAS 19.

- Considering the assets assigned to pension obligations do not qualify to be considered as pension assets under IFRS, please tell us how you complied with the disclosure requirements of paragraph 120A(d) of IAS 19 which requires you to provide an analysis of the defined benefit obligation into amounts arising from plans that are wholly unfunded and amounts arising from plans that are wholly or partly funded.

- In the second paragraph on page F-80 you state that, "…the aforementioned internal provisions includes insurance contracts were contracted with insurance companies owned by the Group (Note 2.2.e) and, therefore, the balances of these insurance policies are disclosed in the heading "Funds for Pensions and Similar Obligations" in the accompanying consolidated balance sheets." We do not see the referenced heading in the balance sheet. Please clarify how you present these plan assets on your consolidated balance sheets and provide a reconciliation table in the event the assets are included within different headings.

Note 3, Reconciliation of the closing balances for 2003 and 2004 to the opening balances for 2004 and 2005, page F-36

10.   We refer to your response to Comment 41 that states in the second paragraph on page 22 that the new allowance for loan loss methodology under the Bank of Spain Circular 4/2004 required an <u>additional allowance</u> for credit risks, which made the balance for doubtful accounts higher as of January 1, 2004.   Please explain to us the following:

   •   The nature of the new additional allowance and how it is determined under Annex IX to the Circular 4/2004.

   •   Clarify how the new methodology under the Circular 4/2004 made the balance of doubtful transactions <u>higher</u> as of January 1, 2004. It appears to us that the general-purpose provision and the provision for statistical coverage for loan losses under the previous methodology was replaced by an inherent loss component that was calculated employing statistical methods.

Note 59, Differences between IFRS and United States Generally Accepted Accounting Principles and Other Required Disclosures, page F-104.

11.   We refer to the second paragraph on page 23 of your response to Comment 42 that states your internal risk model is based on historical information for each country and type of risk. Explain to us if the country-specific assumptions in the internal risk models used to determine the US GAAP allowance for loan losses considers additional stratifications for regional economic differences. If not, tell us your basis for considering that this additional stratification is not necessary.

12.   We refer to the reconciliation of Stockholder's Equity from IFRS to US GAAP on page F-113 of the Form 20-F for 2006.   We note from your disclosure on page F-120 that the loan adjustments to eliminate the effects of the "peer group" statistical assumptions required by the Bank of Spain resulted in an increase in US GAAP of EUR 2.115 billion in 2006 and EUR 1.669 billion in 2005. We further note in the "Expected Losses" section of Item 11 on page 122 of the 2005 20-F and on page 127 of the 2006 20-F. Explain to us the relationship, if any, between the loan adjustment in the IFRS to US GAAP Stockholders' Equity and the expected losses at December 31, 2005 and 2006, estimated to be EUR 1,664 million and EUR 2,030 million, respectively.   Consider in your response that the loan adjustments in the 2005 and 2006 IFRS to US GAAP reconciliations are 99.6% and 95.9% of the expected loss amounts for the respective fiscal periods.

13.   We refer to Item 7, Loan Adjustment, on page F-120 of the Form 20-F for 2006. We note that the loan adjustments only refer to incurred losses not yet assigned to specific loans. Given that specific allowances for credit losses are determined based on minimum allowance percentages based on length of time of impairment mandated by the Bank of Spain in Annex IX to the Circular 4/2004 as opposed to considering transaction or client specific factors under US GAAP, please tell us if the loan adjustment reconciling item includes a component related to differences for specific allowances for credit losses.

*   *   *

Closing Comments

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and responses to our comments.

        Any questions regarding the accounting comments may be directed to Edwin Adames at (202) 551-3447 or Amit Pande me at (202) 551-3423. All other questions may be directed to Michael Clampitt at (202) 551-3434 or to me at (202) 551-3418.

                                Sincerely,

                                William Friar
                                Senior Financial Analyst
                                Financial Services Group

CC: Michael J. Willisch
        Davis Polk & Wardwell
        Marques de la Ensenada, 2
        28004 Madrid, Spain
        Phone (34) 91-702-2741
        Facsimile (44) 207-710-4884

Edward Herlihy, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Phone (212) 403-1207
Facsimile (212) 403-2207

Manuel Gonzalez Cid
Chief Financial Officer
Banco Bilbao Vizcaya Argentaria, S.A.
Plaza de San Nicola 4
48005 Bilbao, Spain
Facsimile (34)-91-374-50-20